FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 1, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule "A" Audited Financial Statements December 31, 2003

Exhibit

 2

Schedule "B" Management Discussion & Analysis December 31, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: "Bedo H. Kalpakian"

(Signature)

President & Director

Date: May 01, 2004

EXHIBIT 1

YEAR END AND QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

_X_   SCHEDULE A

         SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED: December 31, 2003

DATE OF REPORT: February 27, 2004

ISSUER ADDRESS:  #600 - 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:

(604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

2004/02/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON

                     "J. WAYNE MURTON"

2004/02/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

LUCKY 1 ENTERPRISES INC.

Financial Statements

December 31, 2003 and 2002

INDEX

Page

Financial Statements

Audit Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to Financial Statements                                                                                                                        5-18

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF LUCKY 1 ENTERPRISES INC.

We have audited the balance sheet of Lucky 1 Enterprises Inc. at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the three years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the three years ended December 31, 2003 in conformity with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company's ability to continue as a going concern.  Our report to the shareholders dated January 30, 2004 is also expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

January 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 2 to the financial statements.  Our report to the shareholders dated January 30, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada

January 30, 2004

LUCKY 1 ENTERPRISES INC.

Balance Sheets

December 31

	2003	2002

Assets

Current
Cash and term deposits	$73,673	$6,364
Marketable securities	528,200	4
Receivable from related parties (note 9)	0	26,821

	601,873	33,189
Cash Held on Behalf of Related Party (note 9)	138,361	0
Deposit on Investment in Inter Cafe Project (note 5)	25,000	0
Property and Equipment (note 6)	13,078	19,764

	$778,312	$52,953

Liabilities

Current
Accounts payable and accruals	$39,673	$164,313
Payable to related parties (note 9)	211,762	33,045

	251,435	197,358

Capital Stock and Deficit

Capital Stock (note 8)	22,459,414	21,501,417
Shares Subscriptions	0	250,000
Contributed Surplus	3,460	0
Deficit	(21,935,997)	(21,895,822)

Shareholders' Equity (Deficiency)	526,877	(144,405)

	$778,312	$52,953

Commitments (note 13)

On behalf of the Board:

.....................................................................  Director

Bedo H. Kalpakian

.....................................................................  Director

J.W. Murton

See notes to financial statements.

LUCKY 1 ENTERPRISES INC.

Statements of Operations and Deficit

Year Ended December 31

	2003	2002	2001

Revenue	$100,951	$0	$0

Expenses
Management fees	180,000	140,000	150,000
Legal, accounting and audit	46,280	20,595	19,912
Salaries and benefits	24,839	7,323	36,161
Office and miscellaneous	18,751	17,108	15,651
Regulatory and transfer fees	8,735	15,011	13,521
Rent	7,090	5,153	13,013
Finance, interest and foreign
exchange	3,202	8,908	14,279
Telephone	2,404	3,635	14,365
Travel, meals and entertainment	2,357	7,807	953
Shareholder communication	1,678	17,476	5,209
Advertising and promotion	692	50	1,147
Software development	0	200,000	0
Consulting and geological fees	0	0	10,082
Depreciation	6,686	6,687	9,190
	302,714	449,753	303,483
Loss Before Other Items	(201,763)	(449,753)	(303,483)

Other Items
Interest income	1,421	356	420
Gain on disposal of equipment	0	0	7,235
Gain from cancellation of an
option	0	0	4,712
Gain on sale of securities	104,295	0	0
Abandonment of subsidiary	55,872	0	0

	161,588	356	12,367

Net Loss	(40,175)	(449,397)	(291,116)
Deficit, Beginning of Year	(21,895,822)	(21,446,425)	(21,155,309)

Deficit, End of Year	$(21,935,997)	$(21,895,822)	$(21,446,425)

Weighted Average Number of
Common Shares	8,446,237	3,701,242	652,905

Basic Net Loss Per Common Share	$ 0.00	$ (0.12)	$ (0.45)

See notes to financial statements.

LUCKY 1 ENTERPRISES INC.

Statements of Cash Flows

Year Ended December 31

	2003	2002	2001

Operating Activities
Net loss	$(40,175)	$(449,397)	$(291,116)
Items not involving cash
Depreciation	6,686	6,687	9,190
Stock-based compensation	3,460	0	0
Write-down of mineral properties	4	0	0
Gain (loss) on disposal
of equipment	0	0	(7,235)
Gain on sale of securities	(104,295)	0	0
Gain (loss) from cancellation of an option	0	0	(4,712)
Abandonment of subsidiary	(55,872)	0	0
	(190,192)	(442,710)	(293,873)
Change in Non-Cash Working Capital
(note 10)	(1,591)	(125,713)	74,466

Cash Used in Operating Activities	(191,783)	(568,423)	(219,407)

Financing Activities
Issue of shares, net of issue costs	752,997	322,000	176,334
Finder's fee	(45,000)
Subscription shares	0	250,000	27,000
Cash Provided by Financing Activities	707,997	572,000	203,334

Investing Activities
Proceeds on sale of marketable securities	354,295	0	0
Proceeds on the disposition of
equipment	0	0	7,839
Purchase of interest in long-term
Investment	(25,000)	0	0
Proceeds on intended cancellation
of an option	0	0	4,712
Purchase of marketable securities	(778,200)	0	0

Cash Provided by (Used in)
Investing Activities	(448,905)	0	12,551

Inflow (Outflow) of Cash	67,309	3,577	(3,522)
Cash and Term Deposits, Beginning
of Year	6,364	2,787	6,309

Cash and Term Deposits, End of Year	$73,673	$6,364	$2,787

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS

The Company is a holding company incorporated in the province of British Columbia with interests in Lithium mineral properties located in Ontario and an investment in software for on-line gaming.  The Company received revenues resulting from its investment in online gaming software.

2.

GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the Company, the common shares of the Company were voluntarily delisted from trading on the CDNX at the close of trading on July 31, 2001.  The Company's common shares trade on the OTC Bulletin Board under the trading symbol of "LKYOF".

The Company has incurred significant operating losses in prior years and has periodically had a working capital deficiency.  Management's efforts are directed at reducing overhead costs and pursuing opportunities of merit for the Company.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of Lucky 1 Enterprises Inc. and its    wholly-owned subsidiary Blue Rock Mining Inc. ("Blue Rock"), which was dissolved during 2003.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Mineral properties

The Company has previously been engaged in the acquisition, exploration and development of mineral properties.  The mineral properties were recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

(d)

Software development

The Company expenses all research and development costs when incurred until the product reaches technological viability, at which point all material research and developments costs are capitalized.  During the year, there were no material research and development costs incurred and capitalized.

(e)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.  The dilutive effect of options and warrants is not reflected in net loss per share for 2003, 2002, and 2001 as the effect would be anti-dilutive.

(f)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(g)

Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

The cost of marketable securities is $528,200 (2002 - $4).  The market value of these securities is $850,500.  The Company holds $520,000 (market value - $840,000) of common shares of its related party Las Vegas from Home.com Entertainment Inc.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Depreciation

Property and equipment are recorded at cost.  The Company depreciates its assets on the declining balance basis:

Furniture and equipment

-  20%

Computer equipment

-  30%

(i)

Stock-based compensation plans

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(j)

Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (Las Vegas) a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games.  The Company recognizes revenues on an accrual basis.

(k)

Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities are assumed to approximate quoted market values, as disclosed in note 3(g).

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

4.

FINANCIAL INSTRUMENTS (Continued)

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities if the marketable securities are delisted from public trading.

5.

DEPOSIT ON INVESTMENT

During 2003, the Company deposited $25,000 on an investment in the "Inter Cafe Project", a business concept developed by Interfranchise Inc.  The agreement with Interfranchise Inc. requires an additional investment of $65,000 to acquire a 10% interest in the Inter Cafe Project.  During 2004, the Company invested the additional $65,000 and completed its acquisition of 10% interest in the Inter Cafe Project for a total investment amounting to $90,000.

6.

PROPERTY AND EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Furniture and equipment	$126,494	$119,002	$7,492
Computer equipment	35,112	29,526	5,586

	$161,606	$148,528	$13,078

	2002
		Accumulated
	Cost	Depreciation	Net

Furniture and equipment	$126,494	$116,505	$9,989
Computer equipment	35,112	25,337	9,775
	$161,606	$141,842	$19,764

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

7.

MINERAL PROPERTY

Lithium

The Company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario.  During 2000, the Company wrote off the mineral properties.

8.

CAPITAL STOCK

(a)

Authorized

  200,000,000  Common shares without par value

(b)

Issued

	Number
	of Shares	Amount

Balance, December 31, 1999	415,830	20,472,425
Private placement	166,667	468,000
Finder's fee	1,333	0
Exercise of stock options for cash	4,322	35,658

Balance, December 31, 2000	588,152	20,976,083
Exercise of stock options for cash	20,583	34,990
Exercise of warrants for cash	88,340	141,344

Balance, December 31, 2001	697,075	21,152,417
Private placements	6,440,000	322,000
Shares issued for settlement agreement	150,000	27,000

Balance, December 31, 2002	7,287,075	21,501,417
Private placement	2,525,000	985,000
Finder's Fee	0	(45,000)
Shares Issued for settlement of debt	89,985	17,997

Balance, December 31, 2003	9,902,060	$22,459,414

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

During 2003, the Company entered into a non-brokered private placement with certain Company directors for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During 2003, the Company entered into a non-brokered private placement agreement with an investor in respect to the issuance of 1,125,000 common shares at a price of $0.40 per share for gross proceeds of $450,000.

During 2003, the Company entered into a "Debt Settlement Agreement" with a creditor.  A total of 89,985 common shares at a price of $0.20 per share have been issued in full satisfaction of the debt totalling $17,997 which was owed by the Company to the Creditor.  The shares are subject to a hold period expiring on September 3, 2004.

During 2003, the Company entered into a non-brokered private placement with an individual for 300,000 common shares at the price of $1.00 per share, for total proceeds of $300,000.  A finder's fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at the price of $0.60 per share, for total proceeds of $150,000.  A finder's fee of 10% was paid to an arms length third party in respect to this non-brokered Private Placement Financing.

During the year ended December 31, 2002 there was a 5 to 1 share consolidation.

The number of shares has been adjusted to reflect these changes.

During 2002, the Company closed a non-brokered Private Placement Financing with certain Company directors and individuals for 6,440,000 units of the Company's securities at the price of $0.05 per unit, for total proceeds of $322,000.  Each unit consists of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year, now expired, and at an exercise price of $0.20 per common share if exercised in the second year.

During March 2001, the Company entered into a brokered private placement agreement with an investor in respect to the issuance of 150,000 units of the Company at a price of $0.18 per unit for gross proceeds of $27,000.  Each unit was to consist of one common share and one non-transferable share purchase warrant.  Each share purchase warrant would have entitled the investor to purchase one additional common share for a period of two years at a price of $0.24 per common share.  The Company did not issue the 150,000 units.  During 2002, the Company executed a full and final settlement agreement with the investor whereby the Company issued to the investor 150,000 common shares.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

(c)

Warrants

At December 31, 2003, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share.

The expiry dates are as follows:

	Exercise	Number of Warrants
	Price	2003	2002
June 17, 2003 or	$ 0.15
June 17, 2004	$ 0.20	2,700,000	2,700,000
August 30, 2003 or	$ 0.15
August 30, 2004	$ 0.20	1,740,000	1,740,000
September 20, 2003 or	$ 0.15
September 20, 2004	$ 0.20	2,000,000	2,000,000
December 31, 2004 or	$ 0.15
December 30, 2005	$ 0.20	850,000	0

(d)

Stock options

The Company has a 2002 stock option plan under which 713,707 options are available for granting, of which 712,899 are outstanding as of December 31, 2003 year-end.  In addition, the Company has a 2003 stock option plan under which 968,708 are available for granting, of which none have been granted.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2003, 2002 and 2001.  During 2003, the exercise price of 346,000 stock options was amended to US $0.15.

	Number	Exercise
	of Shares	Price
Balance, December 31, 2000	44,815	$ 1.70 to $ 2.25 CDN
Year ended December 31, 2001
Options exercised	(20,583)	$ 1.70 CDN
Balance, December 31, 2001	24,232	$ 2.25 CDN
Year ended December 31, 2002
Options expired	(3,867)	$ 2.25 CDN
Options cancelled	(2,666)	$ 2.25 CDN
Balance, December 31, 2002	17,699	$ 2.25 CDN
Year ended December 31, 2003
Options granted	696,000	$ 0.15 US
	350,000	$ 0.50 US
Options expired	(350,000)	$ 0.50 US
Options cancelled	(800)	$ 2.25 CDN
Balance, December 31, 2003	712,899	$ 0.15 US to $2.25 CDN

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

8.

CAPITAL STOCK (Continued)

As at December 31, 2003 and 2002, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002
March 21, 2004
(amended price)	$ 0.15 US	346,000	0
April 9, 2004	$ 2.25 CDN	1,659	2,459
May 26, 2004	$ 2.25 CDN	4,229	4,229
September 23, 2004	$ 0.15 US	350,000	0
October 5, 2004	$ 2.25 CDN	3,240	3,240
February 3, 2005	$ 2.25 CDN	7,771	7,771

Total stock options outstanding	$ 0.15 US to $2.25 CDN	712,899	17,699

The Company applies the Intrinsic Value Method in accounting for its stock options granted to employees, and accordingly, compensation expense of $3,460 (2001 - $0; 2002 - $0) was recognized as salaries expense.  During the year, certain options were repriced and as a result have become variable options and are accounted for accordingly.  Had compensation expense been determined under the fair value method using the Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

Net loss, as reported	$(40,175)
Recognized under intrinsic value, as reported	3,460
Unrecognized fair value	(67,582)

Net loss, pro-forma	$(104,297)

Net loss per share, as reported	$ (0.00)
Net loss per share, pro-forma	$ (0.01)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	1
Interest rate	3.00%
Volatility	183.67%
Dividend yield	0.00%

Certain options are variable options as they were repriced during 2003 and 2002.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS

	2003	2002

Receivable from related party
Loan receivable from Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$0	$26,821

Payable to related parties
Loan payable to Las Vegas from Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	$(2,471)	$0
Cash held on behalf of Las Vegas from Home.com Entertainment Inc.	(138,361)	0
Loan payable to Kalpakian Bros. of B.C. Ltd., interest bearing at prime plus 1% per annum and payable on demand	(70,930)	0
Geological services payable to a company owned by a director	0	(17,997)
Shareholder loans, interest bearing at prime plus 1% per annum and payable on demand	0	(15,048)

	$(211,762)	$(33,045)

Related party transactions during the year:

(a)

Geological services were provided by a company owned by a director $0 (2002 - $60; 2001 - $3,112).

(b)

Management fees were paid to a company related by common management and directors $180,000 (2002 - $140,000; 2001 - $150,000).

(c)

The Company shares office space with Las Vegas from Home.com Entertainment Inc. ("LVH"), a company related by common management, directors and officers.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

9.

RELATED PARTY TRANSACTIONS (Continued)

Paid to the Company

The Company charged LVH for its share of:

(i)

rent $0 (2002 - $0; 2001 - $35,670);

(ii)

payroll expenses $155,796 (2002 - $142,351; 2001 - $115,023); and

(iii)

other expenses $29,629 (2002 - $31,819; 2001 - $30,323).

Paid to LVH

LVH charged the Company for its share of:

(i)

rent $7,090 (2002 - $5,153; 2001 - $0).

(d)

Interest was charged for funds loaned to the Company by LVH $1,740 (2002 - $4,734; 2001 - $8,311).

(e)

Interest revenue was earned for funds loaned to LVH by the Company $1,387 (2002 - $303; 2000 - $0).

10.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2003	2002	2001

Receivables	$0	$0	$2,900
Receivable from related parties	26,821	(26,821)	0
Prepaids	0	0	50
Payables and accruals	(68,768)	42,470	(1,445)
Payable to related parties	40,356	(141,362)	72,961

	$(1,591)	$(125,713)	$74,466

Supplementary information
Interest paid	$4,164	$6,491	$10,509

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

INCOME TAXES

	2003	2002

Future income tax asset

Non-capital loss carry-forwards for Canadian purposes	$3,237,000	$4,666,000
Excess of undepreciated capital cost over net book value of fixed assets	637,000	630,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	19,000	19,000
Unused cumulative Canadian exploration expenses	2,380,000	2,380,000
Unused cumulative Canadian development expenses	108,000	108,000
Unused cumulative foreign and development expenses	217,000	217,000

	6,598,000	8,020,000
Tax rate - 38.00% (2002 - 39.62%)	2,507,240	3,177,524
Less: Valuation allowance	(2,507,240)	(3,177,524)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

11.

INCOME TAXES (Continued)

The Company has available approximate non-capital losses which may be carried-forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2004	$556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	440,000
2010	105,000

$3,237,000

The benefit of these losses has not been recorded in these financial statements.

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The Company believes the adoption of Statement 149 will not have any effect on its consolidated financial position, results of operations or cash flows.

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

1.

Exploration costs are expensed as incurred.  As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

2.

The value of marketable securities is recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For U.S. GAAP purposes unrealized gains and losses on marketable securities are recorded as a separate item in the stockholders' equity section as other comprehensive income.  For Canada GAAP gains and losses are only recognized in the income statements when realized.

	2003	2002	2001

Net income per Canadian GAAP	$40,175	$449,397	$291,116

Net income per US GAAP	40,175	449,397	291,116
Other comprehensive income for US GAAP	332,300	0	0

Comprehensive income	$372,475	$449,397	$291,116

	2003	2002	2001
Effect on total assets
Total assets under Canadian GAAP	$778,312	$52,953	$55,422
Available for sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes (note 3(g))	322,300	0	0
Total assets under US GAAP	$1,100,612	$52,953	$55,422

LUCKY 1 ENTERPRISES INC.

Notes to Financial Statements

Years Ended December 31, 2003, 2002 and 2001

12.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

	2003	2002	2001
Effect on shareholders' equity (deficiency)
Shareholders' equity (deficiency) under Canadian GAAP	$526,877	$(144,405)	$(267,008)
Comprehensive income on available for sale securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	322,300	0	0
Prior year accumulated differences	0	0	0
Shareholders' equity (deficiency) under US GAAP	$849,177	$(144,405)	$(267,008)

13.

COMMITMENTS

(a)

The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

(b)

The Company has a management services agreement with Kalpakian Bros of B.C. Ltd.  The remuneration for the services provided is $20,000 per month.  The agreement expires in October 2004 and is renewable.

YEAR END AND QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

____  SCHEDULE A

   X    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED: December 31, 2003

DATE OF REPORT: February 27, 2004

ISSUER ADDRESS:  #600 - 1199 West Hastings Street, Vancouver, BC  V6E 3T5

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:

(604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

               2004/02/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON

                 "J. WAYNE MURTON "

2004/02/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2.

Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations").  During the twelve month period ended December 31, 2003, Las Vegas has paid to the Company the sum of $185,425 for the Las Vegas obligations which are as follows:   payroll expenses of $155,796 and other expenses of $29,629. Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated November 1st, 2001 was approved and adopted ("New Management Services Agreement").  The New Management Services Agreement became effective as of November 1, 2001 and is renewable on a year by year basis.  The New Management Services Agreement has been renewed and is currently in good standing.  The New Management Services Agreement may be terminated at anytime by either party on three months' written notice.  Pursuant to the New Management Services Agreement, the monthly fee paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.   On August 14th, 2003 an addendum to the New Management Services Agreement was approved by the Company's Board of Directors with both Bedo H. Kalpakian and Jacob H. Kalpakian abstaining from the vote whereby the Company's Board approved that the monthly fee payable to Kalpakian Bros. of B.C. Ltd. be increased to $20,000 plus G.S.T. effective as of July 1, 2003 and that all the other terms and conditions of the New Management Services Agreement remain unchanged and in full force and effect.

For the twelve month period ended December 31, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $180,000 pursuant to the New Management Services Agreement.

3.

Summary of securities issued during the twelve month period ended December 31, 2003

a)

	No. of Shares	Amount $
AUTHORIZED - common	200,000,000
Issued & Outstanding:
Beginning of period:	7,287,075	$21,501,417
Shares Issued for Settlement of Debt	89,985	17,997
Private Placement	2,525,000	985,000
Finder's Fee	0	(45,000)
End of period:	9,902,060	$22,459,414

2

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

(b) Summary of options which have been granted, have expired or have been cancelled during the twelve month period ended December 31, 2003:

	No. of Share Purchase Options	Exercise Price $

Balance beginning of period	17,699	2.25 CDN
Options Granted	* 696,000	0.50 U.S
Options Expired	(350,000)	0.50 U.S
Options Granted	350,000	0.15 U.S
Options Cancelled	(800)	2.25 CDN
Balance at end of period	712,899	O.15 U.S. to 2.25 CDN

* of which 346,000 were re-priced at

   U.S. $0.15 per share as of September 23, 2003.

4.  Summary of securities as at the twelve month period (December 31, 2003)

(a)  Authorized share capital:

- common shares

200,000,000

(b) Shares issued and outstanding:

- common shares

    9,902,060

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common Shares	Exercise price per option $	Expiry Date
April 9, 1999	Director	1,659	2.25 CDN	April 9, 2004
May 26, 1999	Director	4,229	2.25 CDN	May 26, 2004
October 5, 1999	Directors (2)	3,240	2.25 CDN	October 5, 2004
February 3, 2000	Directors (3)	7,771	2.25 CDN	February 3, 2005
March 21, 2003	Directors (2)	346,000	* 0.15 U.S.	March 21, 2004
September 23, 2003	Directors (2)	350,000	0.15 U.S.	September 23, 2004
	TOTAL:	712, 899

* Amended as to Exercise price only on September 23, 2003.

(d) Summary of warrants outstanding:

Private Placement Agreement Date	Placee	Number of Warrants	Exercise price per warrant $	Expiry Date

Non-Brokered Private Placement dated May 17, 2002 - 1st tranche	4 investors	2,700,000	0.20	June 17, 2004
Non-Brokered Private Placement dated May 17, 2002 - 2nd tranche	5 investors	1,740,000
			0.20	August 30, 2004
Non-Brokered Private Placement dated May 17, 2002 - 3rd tranche	1 investor	2,000,000
			0.20	September 20, 2004
Flow Through Share Private Placement December 30, 2003	2 investors	850,000	0.15 0.20	December 31, 2004 December 30, 2005
	TOTAL:	7,290,000

3

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

(e) Total number of shares subject to escrow or pooling agreements:     Nil

5.

List of Directors and Officers as at the date of this report:

Bedo H. Kalpakian

- President and Director

Jacob H. Kalpakian

- Vice President and Director

Gregory T. McFarlane

- Director

J. Wayne Murton

- Director

Penilla Klomp

- Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS:

Special Note regarding Forward-Looking Statements

We make certain forward looking-statements in this Schedule B&C to the Year End Financial Statements for the twelve month period ended December 31, 2003 (Form 6K) within the meaning of Section 27A of the U.S. Securities Act 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters.  The Private U.S. Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements.  To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements.  When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans,"  "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Schedule B&C to the Year End Financial Statements for the twelve month period ended December 31, 2003 (Form 6K), as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or "there is no way to anticipate with certainty," forward-looking statements are being made.  These forward-looking statements speak as of the date of this Schedule B&C to the Year End Financial Statements for the twelve month period ended December 31, 2003 (Form 6K).

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements.  These statements are based on our current beliefs as to the outcome projected or implied in the forward-looking statements.  Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to in our filings with the U.S. Securities and Exchange Commission including our most recent Annual Report on Form 20F/Amended (2002).

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control.  New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or

4

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements.  Given these risks and uncertainties, investors should not overly rely or attach undue weight to forward-looking statements as an indication of our actual future results.

Description of Business

The Company is a holding company incorporated on August 24, 1984 under the Company Act in the Province of British Columbia with interests in Lithium Mineral Properties located in the Province of Ontario, an investment in software for on-line gaming, and an investment in the securities of a publicly listed related company.

Currently, the Company is seeking opportunities of merit to get involved in.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the twelve month period ended December 31, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the twelve month period ended December 31, 2003, the company had a net loss of $40,175 ($0.00 per share) compared to a net loss of $449,397 ($0.12 per share) in the same period of 2002.  Operating costs have decreased for the comparable period of the prior year.  Costs relating to shareholder communications, finance, interest and foreign exchange, regulatory and transfer fees, telephone, travel, meals and entertainment contributed mainly to the decrease in operating costs.

As of May 2, 2002, the Company changed its name to Lucky1 Enterprises Inc.  Its share capital was consolidated on the basis of 5 (old) for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

The Company has adopted a formal Stock Option Plan for the purchase of up to 713,707 common shares in the Capital of the Company (the "Company's 2002 Stock Option Plan").  On October 9, 2002 the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.

At the Company's Annual General Meeting of its Members which was held on May 29, 2003 at the Company's offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 4, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and James. W. Murton as directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company's Auditor for the

5

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

ensuing year and authorized the directors of the Company to fix the remuneration to be paid to the Auditor and, approved the Company's 2003 Stock Option Plan.

The Company's 2003 Stock Option Plan provides for the granting of incentive stock options to directors, officers, employees and consultants of the Company entitling them to purchase up to 968,708 common shares in the capital of the Company.  The Company's 2003 Stock Option Plan is in addition to the Company's 2002 Stock Option Plan which provides for the purchase of up to 713,707 shares of which 712,899 stock options are currently outstanding.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "Gaming Software").  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company's sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.  The Company's share of revenues from the Gaming Software was $100,951 as of December 31, 2003.

Liquidity and Solvency

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company.  The non-brokered Private Placement was originally announced on May 17, 2002.  All of the 6,440,000 units of the Company have been issued at the price of $0.05 per unit for total proceeds of $322,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year of which none were exercised, and at an exercise price of $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages on June 19, September 4 and September 24, 2002 respectively.   The proceeds of the non-brokered Private Placement Financing have been used for general working capital purposes.

On October 7, 2002 the Company announced a Non-Brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the Capital of the Company at a price of $0.40 per common share for total proceeds of up to $1,600,000.  A Finders Fee of 10% shall be payable to an arm's length third party. The Company announced on March 11, 2003 that it closed the first tranche of the non-brokered Private Placement Financing by issuing 1,125,000 common shares in the Capital of the Company at a price of $0.40 per common share for total proceeds of $450,000. This first tranche of issued shares is subject to a hold period expiring on March 4, 2004.  The Company does not anticipate that the remaining 2,875,000 common shares in the Capital of the Company will be subscribed for.  The funds received from the closing of the first tranche of the Non-Brokered Private Placement Financing have been used for general working capital purposes.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home. Com Entertainment Inc. ("Las Vegas"), a related Company, and acquired, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of $0.10 per common share, for a total amount of $250,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on May 12, 2003.  The Las Vegas common shares owned by Lucky had a hold period which expired on September 13, 2003 (the "Restricted Period").  After the Restricted

6

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

Period, all of the 2,500,000 common shares were sold at an average price of $0.14 per common share to net the Company $354,295.

On September 3, 2003, pursuant to a debt settlement agreement dated August 15, 2003 between the Company and J. W. Murton and Associates, a company owned by a Director of the Company, the Company issued 89,985 common shares at a deemed price of $0.20 per share as full settlement of its outstanding debt of $17,997 to J. W. Murton & Associates.  These shares have a hold period which expire on September 3, 2004 (the "Restricted Period").

On September 8, 2003 the Company entered into a non-brokered Private Placement Financing with an individual for 300,000 common shares in the capital of the Company at the price of $1.00 per share for total proceeds of $300,000.  A finder's fee of 10% was paid to an arms length third party in respect to this transaction.  The proceeds of this financing are being used for general working capital purposes.  The 300,000 common shares in the capital of the Company have been issued and have a hold period expiring on September 8, 2004 (the "Restricted Period").

On September 8, 2003, the Company entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, and acquired for investment purposes, 1,000,000 common shares in the capital of Las Vegas at the price of $0.10 per common share for a total amount of $100,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained by Las Vegas on September 15, 2003.  The Las Vegas common shares owned by the Company had a hold period which expired on January 15, 2004 (the "Restricted Period").

On September 19, 2003, the Company and other individuals entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company acquired for investment purposes, 3,000,000 common shares in the capital of Las Vegas at the price of $0.14 per common share for a total amount of $420,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on October 3, 2003.  The 3,000,000 Las Vegas common shares owned by the Company had a hold period which expired on February 3, 2004 (the "Restricted Period").

On December 10, 2003, the Company entered into a non-brokered private placement with an individual for 250,000 common shares at a price of $0.60 per share, for total proceeds of $150,000.  A finder's fee was paid to an arms length third party in respect to this non-brokered private placement financing.  These common shares have a hold period which expires on December 22, 2004.

On December 12, 2003, the Company entered into a non-brokered private placement with certain Company directors for 850,000 units of the Company's securities at the price of $0.10 per unit, for total proceeds of $85,000.  Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

During the twelve month period ended December 31, 2003 no share purchase warrants or stock options were exercised.  During the twelve month period ended December 31, 2003; 350,000 stock options expired on September 21, 2003 and on September 23, 2003; 350,000 stock options at an exercise price of U.S $0.15 per share were granted to two directors and the Stock Option Agreements dated March 21, 2003 with two directors for an aggregate of 346,000 shares were amended as to exercise price only to U.S. $0.15 per share.  In addition, 800 stock options at CDN $2.25 per share were cancelled during the quarter ended December 31, 2003.

7

LUCKY 1 ENTERPRISES INC.

Schedules B&C supplementary information

For the twelve month period ended December 31, 2003

For the twelve month period ended December 31, 2003 the Company had a working capital of $350,438 as compared to a working capital deficit of $164,169 in the same period of 2002.  During 2004, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company.  The Company has no meaningful earnings and does not expect to have any meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent events

On January 20, 2004, the Company announced that it entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc., ("Las Vegas"), a related company, whereby the Company shall acquire, for investment purposes, 1,250,000 common shares in the capital of Las Vegas at the price of Canadian $0.32 per common share, for a total amount of Canadian $400,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 1,250,000 Las Vegas common shares owned by the Company have been issued and have a hold period expiring on June 20, 2004 (the "Restricted Period").

On February 12, 2004, the Company announced that it entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, a related company, whereby the Company shall acquire, for investment purposes, 2,750,000 common shares in the capital of Las Vegas at the price of Canadian $0.30 per common share, for a total amount of Canadian $825,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 2,750,000 Las Vegas common shares were issued to the Company and have a hold period expiring on June 20, 2004 (the "Restricted Period").

During the 1st quarter of 2004, the Company sold all of the 4,000,000 common shares of Las Vegas which the Company had in its portfolio at an average price of $0.31per share to net the Company $1,240,000.

8